UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Michael D. Cavalier
Executive Vice President, General Counsel and Secretary
Cinemark Holdings, Inc.
3900 Dallas Parkway, Suite 500
Plano, Texas 75093
(972) 665-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Names of Reporting Persons Cinemark Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,631,046 shares

	8	Shared Voting Power -0- shares

	9	Sole Dispositive Power 25,631,046 shares

	10	Shared Dispositive Power -0- shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,631,046 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 29%

14	Type of Reporting Person (See Instructions) HC

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D first filed on March 28, 2011, and as amended subsequently (the “Schedule 13D”), by Cinemark Holdings, Inc. (the “Reporting Person”) with respect to the common stock, par value $0.01 per share of the Issuer (the “Common Stock”). Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Common Unit Adjustment Agreement or the Schedule 13D, as applicable.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On March 17, 2015, pursuant to the Common Unit Adjustment Agreement, the Issuer notified the Reporting Person that on or about March 29, 2015, the Reporting Person shall receive, through its wholly-owned subsidiary, Cinemark USA, Inc., 1,074,910 newly issued NCM Units in accordance with the 2014 Annual Adjustment.

Item 4.         Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Person acquired the NCM Units referred to in Item 3 of this Amendment No. 4, in accordance with the 2014 Annual Adjustment, for investment purposes pursuant to the terms of the Common Unit Adjustment Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) Including the NCM Units referred to in this Amendment No. 4, the Reporting Person, through its wholly-owned subsidiary, Cinemark USA, Inc., currently may be deemed to beneficially own 25,631,046 shares of Common Stock. Cinemark’s beneficial ownership of 25,631,046 shares of Common Stock equals approximately 29% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis as of the filing date.

Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of the Reporting Person or any of its subsidiaries listed on Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 4 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as described below, none of the executive officers or directors of Cinemark or its wholly-owned subsidiaries has effected any transaction in the Common Stock:

(i)    Tim Warner, the Chief Executive Officer of the Reporting Person, owns 3,900 shares of Common Stock. Mr. Warner had purchased the shares for investment purposes with his own funds. He has the sole power to vote and dispose the shares of Common Stock.

(ii)   Tom Owens, the Executive Vice President — Real Estate of the Reporting Person, owns 300 shares of Common Stock. Mr. Owens had purchased the shares for investment purposes with his own funds. He has shared power with his spouse, to vote and dispose the shares of Common Stock.

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of the reporting Person are set forth below.  All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Present Principal Occupation and Position(s) with Reporting Person
Vahe A. Dombalagian	Three First National Plaza, Suite 4600 Chicago, IL 60602	Managing Director of Madison Dearborn Partners, LLC Director of Reporting Person
Peter R. Ezersky	1065 Avenue of the Americas, 34th Floor New York, NY 10018	Managing Principal of Quadrangle Group LLC Director of Reporting Person
Carlos M. Sepulveda	12770 Merit Dr., Suite 1000 Dallas, TX 75251	Executive Chairman of Triumph Bancorp, Inc. Director of Reporting Person
Benjamin D. Chereskin	400 N. Michigan Ave., Suite 620 Chicago, IL 60611	President of Profile Management LLC Director of Reporting Person
Raymond W. Syufy	150 Pelican Way San Rafael, CA 94901	CEO of Syufy Enterprises Director of Reporting Person
Steven P. Rosenberg	1480 Justin Rd. Rockwall, TX 75087	President of SPR Ventures Inc. Director of Reporting Person
Enrique F. Senior	711 Fifth Avenue New York, NY 10022	Managing Director of Allen & Company LLC Director of Reporting Person
Donald G. Soderquist	201 S. 19th Street, Suite P Rogers, AR 72758	Motivational Speaker and Business Counselor for OnCourse, LLC Director of Reporting Person
Nina Vaca	5501 Lyndon B. Johnson Freeway, Suite 600, Dallas, TX 75240	Chairman & CEO of Pinnacle Group Director of Reporting Person
Lee Roy Mitchell	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Executive Chairman of the Board of the Reporting Person
Tim Warner	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Chief Executive Officer; Director of Reporting Person
Robert Copple	3900 Dallas Parkway, Suite 500 Plano, TX 75093	President; Chief Operating Officer; Treasurer; Assistant Secretary
Sean Gamble	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Chief Financial Officer
Valmir Fernandes	3900 Dallas Parkway, Suite 500 Plano, TX 75093	President - Cinemark International, L.L.C • Citizen of Brazil
Michael Cavalier	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Executive Vice President — General Counsel; Secretary
Tom Owens	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Executive Vice President — Real Estate

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2015	CINEMARK HOLDINGS, INC

	By:	/s/ Michael D. Cavalier
	Name:	Michael D. Cavalier
	Title:	Executive Vice President - General Counsel and Secretary